UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 31, 2026

UBS Group AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

(Address of principal executive offices)

Commission File Number: 1-36764

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, 8001 Zurich, Switzerland

Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)

Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

UBS Group AG and UBS AG today announce the final results of:

•

UBS Group AG’s offer to rescind the previous purchases by certain purchasers who acquired certain debt securities of UBS Group AG in certain specified transactions (the “UBS Group Rescission Offer”), which commenced on February 19, 2026 and expired at 5:00 p.m., Eastern Standard Time, on March 20, 2026; and

•

UBS Group AG’s, UBS AG’s and UBS Americas Inc.’s offer to rescind the previous purchases by certain purchasers who acquired certain debt securities of UBS Americas Inc. and the guarantees thereof by UBS Group AG and UBS AG in certain specified transactions (the “UBS Americas Rescission Offer”), which commenced on February 19, 2026 and expired at 5:00 p.m., Eastern Standard Time, on March 20, 2026.

Results of the UBS Group Rescission Offer

We have determined that claims with respect to approximately $2,801,000 principal amount of securities were validly submitted, and not withdrawn, by eligible investors in the UBS Group Rescission Offer and will be settled on or around April 2, 2026.

Results of the UBS Americas Rescission Offer

We have determined that no claims were validly submitted, and not withdrawn, by eligible investors in the UBS Americas Rescission Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

UBS AG

By:	/s/ David Kelly
Name: David Kelly Title: Managing Director

By:	/s/ Ella Copetti-Campi
Name: Ella Copetti-Campi Title: Executive Director

Date: March 31, 2026